      Exhibit 99.5

PRESSE RELEASE

Danish Institute for Human Rights and Total

Formalize Cooperation to Promote Human Rights

Paris, July 6, 2011 - Total and the Danish Institute for Human Rights (DIHR) will commence a two-year relationship agreement to intensify their collaboration and support effective implementation of human rights principles in Total operations and in the wider corporate sector.

The agreement involves a number of human rights workstreams aimed at helping Total deepen and strengthen its approach to human rights.

‘Human rights have a universal value and are fundamental to sustainable economic development. As a significant long-term economic actor in a number of countries transitioning to democracy, Total has a key human rights role to play in those societies as well. With this collaboration we have the opportunity to work together with Total to further address the many opportunities and challenges that come with that role,’ said Margaret Jungk, director of the Human Rights and Business Department at DIHR.

Since 1999, DIHR has engaged directly with corporate actors to address their positive and negative human rights impacts. This includes developing a Total-specific tool designed to assess how the company’s policies, procedures and practices impact human rights. The tool was tested in Angola and South Africa, and will continue to be applied in Total operations throughout 2011, and will be fully integrated into Total’s ethical assessment processes.

‘Total is committed to respecting human rights and is implementing rules and processes to assess the impact of its activities,’ said Bernard Claude, Chairman of Total’s Ethics Committee. ‘In 2009, Total EP Myanmar and DIHR piloted a training program on human rights awareness which proved a success and paved the way for further collaboration.’

DIHR will also help in the assessment of Total’s human rights provisions in regard to suppliers, including contractual requirements, supplier classification and monitoring.

Total will support the development of the DIHR Human Rights and Business Country Portal, devised to assess human rights conditions in high-risk business environments around the world. Throughout the collaboration, DIHR will provide training to address human rights issues in sensitive environments.

The collaboration will be subject to internal evaluation to ensure that the shared goal of promoting human rights is achieved.

ABOUT THE DANISH INSTITUTE FOR HUMAN RIGHTS

The Danish Institute for Human Rights (DIHR) is an independent National Human Rights Institution established by an act of Danish Parliament in 1987 and modelled in accordance with the UN Paris Principles.

The chief objective of DIHR is to promote human rights and develop knowledge, tools, training and projects which effect direct impact on human rights realization on a national, regional and international basis. Since 1999, DIHR has become a leader in addressing the impacts of the private-sector, and has conducted projects with transnational corporations worldwide.

www.Humanrights.dk

www.Humanrightsbusiness.org

DIHR media contact:

Martin Lassen-Vernal

E-mail: mlv@humanrights.dk

ABOUT TOTAL

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow.

Since 2002, Total has been a member of the UN Global Compact and commits to support and respect the protection of internationally recognized human rights.

www.total.com

TOTAL media contact:

Sandra Dante

Tel: +33 (0)1 47 44 46 07

E-mail: sandra.dante@total.com